EXHIBIT 21

PARENTS AND SUBSIDIARIES

The Company was organized as a partnership in 1867 and incorporated in 1882 under the laws of the State of Connecticut as The Acme Shear Company.  The corporate name was changed to Acme United Corporation in 1971.

There is no parent of the registrant.

Registrant has the following subsidiaries, all of which are wholly owned by the registrant:

Name	Country of Incorporation
Acme United Limited	Canada
Acme United Europe GmbH	Germany
Acme United (Asia Pacific) Limited	Hong Kong
Acme United China Limited	China

All subsidiaries are active and included in the Company’s consolidated financial statements included in this Form 10-K.